CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee[1]

5 Year Inflation Linked Notes	$ 5,500,000	$ 588.50

(1) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $2,652,225.08 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-129243) filed by Morgan Stanley on October 25, 2005 and have been carried forward. The $588.50 fee with respect to the $5,500,000 Inflation Linked Notes sold pursuant to this registration statement is offset against those filing fees, and $2,406,695.85 remains available for future registration fees. No additional fee has been paid with respect to this offering.

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 24 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated January 25, 2006	Dated February 15, 2006
Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Floating Rate Notes Due 2011
Inflation Linked Notes

     The amount of interest payable on the notes will be linked to year-over-year changes in the Consumer Price Index. The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor and published on Bloomberg CPURNSA or any successor service.
     We, Morgan Stanley, may not redeem these notes prior to the maturity date. We describe the basic features of this type of note in the section called “Description of Notes—Floating Rate Notes” in the accompanying prospectus supplement, subject to and as modified by the provisions described below.
     We may increase the aggregate principal amount of this offering of notes prior to the original issue date, but we are not obligated to do so.

Principal Amount:	U.S. $5,500,000	Interest Payment Dates:	The first day of each month,
Maturity Date:	March 1, 2011		beginning April 1, 2006;
Settlement Date (Original			provided that if any such day
Issue Date):			is not a business day, that
Interest Accrual Date:	February 28, 2006		interest payment will be made
Issue Price:	February 28, 2006		on the next succeeding
	The notes will be issued		business day; provided further
	at varying prices		that no adjustment will be
	related to prevailing		made to any interest payment
	market prices at the		made on that succeeding
	time of sale of		business day.
	otherwise.	Interest Payment Period:	Monthly
Purchase Price from		Interest Reset Dates:	The first day of each month,
Company:	99%		beginning September 1, 2006,
Specified Currency:	U.S. dollars		whether or not such date is a
Redemption Percentage			business day.
at Maturity:	100%	Interest Reset Period:	Monthly
Interest Rate:	See “Initial Interest	Interest Determination
	Rate” and “Interest	Dates:	Each interest reset date.
	Rate” below.	Reporting Service:	Bloomberg CPURNSA
Index Maturity:	N/A	Book-Entry Note or
Maximum Interest Rate:	N/A	Certificated Note:	Book-entry note
Minimum Interest Rate:	0%	Senior Note or
Initial Interest Rate:	8%, from and including	Subordinated Note:	Senior note
	the original issue date	Business Days:	New York
	to but excluding	Calculation Agent:	JPMorgan Chase Bank, N.A.
	September 1, 2006, the	Denominations:	$1,000
	initial interest reset date	CUSIP:	61745ETQ4
	(calculated on an	Other Provisions:	See below.
actual/actual day count
basis).

     The notes involve risks not associated with an investment in ordinary floating rate notes. See Risk Factors beginning on Page PS-3.

      Terms not defined above have the meanings given to such terms in the accompanying prospectus supplement.

MORGAN STANLEY

Consumer Price Index

     The amount of interest payable on the notes on each interest payment date will be linked to year-over-year changes in the Consumer Price Index. The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (“CPI”), reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”) and published on Bloomberg CPURNSA or any successor service. The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors’ and dentists’ services and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these notes is the 1982-1984 average.

Interest Rate

     The interest rate for the notes being offered by this pricing supplement for each interest payment period during the term of the notes following the initial interest payment period will be the rate determined as of the applicable interest determination date pursuant to the following formula:

CPIt —CPI t-12
Interest Rate	=		x	1.5
CPIt-12

where:

CPIt = CPI for the applicable reference month, as published on Bloomberg CPURNSA; and

CPIt-12 = CPI for the twelfth month prior to the applicable reference month, as published on Bloomberg CPURNSA.

     The interest rate for the notes during the initial interest payment period from and including the issue date to but excluding the initial interest reset date will be 8% per annum. In no case will the interest rate for the notes for any monthly interest payment period be less than the minimum interest rate of 0% per annum. The amount of interest payable on the notes on each interest payment date will be calculated on an actual/actual day count basis.
      CPIt for any interest reset date is the CPI for the third calendar month, which we refer to as the “reference month,” prior to the month of such interest reset date as published and reported in the second calendar month prior to such interest reset date. For example, for the interest payment period from and including December 1, 2006 to but excluding January 1, 2007, CPI will be the CPI for September 2006 (the reference month), and CPIt-12 will be the CPI for September 2005 (which is the CPI for the twelfth month prior to the reference month). The CPI for September 2006 is expected to be reported by the BLS and published on Bloomberg CPURNSA in October 2006, and the CPI for September 2005 was reported and published in October 2005. For more information regarding the calculation of interest rates on the notes, including historical CPI levels and hypothetical interest rates, see Annex A to this pricing supplement.

     If by 3:00 PM on any interest determination date the CPI is not published on Bloomberg CPURNSA for any relevant month, but has otherwise been published by the BLS, JPMorgan Chase Bank, N.A., in its capacity as the calculation agent, will determine the CPI as reported by the BLS for such month using such other source as on its face, after consultation with us, appears to accurately set forth the CPI as reported by the BLS.

      In calculating CPIt and CPIt-12 , the calculation agent will use the most recently available value of the CPI determined as described above on the applicable interest determination date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPIt and CPIt-12 used by the calculation agent on any interest reset date to determine the interest rate on the notes (an “initial CPI”) is subsequently revised by the BLS, the calculation agent will continue to use the initial CPI, and the interest rate determined on such interest determination date will not be revised.

     If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

     If, while the notes are outstanding, the CPI is discontinued or substantially altered, as determined by the calculation agent in its sole discretion, the calculation agent will determine the interest rate on the notes by reference to the applicable substitute index that is chosen by the Secretary of the Treasury for the Department of The Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, the substitute index will be determined by the calculation agent in accordance with general market practice at the time; provided that the procedure for determining the resulting interest rate is administratively acceptable to the calculation agent.

     All values used in the interest rate formula for the notes and all percentages resulting from any calculation of interest will be rounded to the nearest one hundred-thousandth of a percentage point, with .000005% rounded up to .00001%. All dollar amounts used in or resulting from such calculation on the notes will be rounded to the nearest third decimal place, with .0005 rounded up to .001.

Risk Factors

     The notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

In periods of little or no inflation, the interest rate will be zero.

     Interest payable on the notes is linked to year over year changes in the level of the CPI determined each month.

     If the CPI for the same month in successive years does not increase, which is likely to occur when there is little or no inflation, or if the CPI for the same month in successive years decreases, which is likely to occur when there is deflation, investors in the notes will receive only the minimum interest rate, which is 0.00% .

     The interest rate on the notes may be below the rate otherwise payable on debt securities issued by us with similar maturities.

     If there are only minimal increases, no changes or decreases in the monthly CPI measured year over year, the interest rate on the notes will be below what we would currently expect to pay as of the date of this pricing supplement if we issued a debt instrument with terms otherwise similar to those of the notes.

     Your interest rate is based upon the CPI. The CPI itself and the way the BLS calculates the CPI may change in the future.

     There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the notes. Accordingly, the amount of interest, if any, payable on the notes, and therefore the value of the notes, may be significantly reduced. If the CPI is substantially altered, a substitute index may be employed to calculate the interest payable on the notes, as described above, and that substitution may adversely affect the value of the notes.

      The historical levels of the CPI are not an indication of the future levels of the CPI.

     The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the notes. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

     Holders of the notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

     The notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes. The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the accompanying prospectus supplement in the section called “United States Federal Taxation.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the comparable yield (as set forth in this pricing supplement) of the notes even if the interest actually paid on the notes is less than such yield. As a result, U.S. Holders will be required to pay taxes annually on the amount of accrued original issue discount, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes, as discussed in the accompanying prospectus supplement. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.

United States Federal Income Tax

     The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.” Under this treatment, U.S. Holders will, regardless of their method of accounting for U.S. federal income tax purposes, be required to accrue original issue discount (“OID”) as interest income on the notes on a constant yield basis in each year that they hold the notes, even if the interest actually paid on the notes is less than such yield. As a result, U.S. Holders will be required to pay taxes annually on the amount of accrued OID, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes, as discussed in the accompanying prospectus supplement. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. We have determined that the “comparable yield” will be a rate of 5.066% per annum compounded monthly. U.S. Holders may obtain the projected payment schedule by submitting a written request for such information to us at: Morgan Stanley, Attn: Director of Tax, 1633 Broadway, New York, NY 10019. You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the notes.

     The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of “original issue discount” and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

     If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.” Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with a trade or business in the United States. Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of an investment in the notes.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Supplemental Information Concerning Plan of Distribution

     We expect to deliver the notes against payment therefor in New York, New York on February 28, 2006, which will be the eighth Business Day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding Business Day will be required, by virtue of the fact that the notes initially will settle in eight Business Days (T+8), to specify alternative settlement arrangements to prevent a failed settlement.

Historical Information and Hypothetical Interest Rate Calculations	Annex A

     Provided below are historical levels of the CPI as reported by the BLS for the period from October 1999 to December 2005. Also provided below are the hypothetical interest rates for the period from January 2001 to March 2006 that would have resulted from the historical levels of the CPI presented below. We obtained the historical information included below from Bloomberg Financial Markets, and we believe such information to be accurate.

     The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month. The hypothetical interest rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes. However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the volatility of the CPI indicated in the table. As a result, the hypothetical interest rates depicted in the table below should not be taken as an indication of the actual interest rates that will be paid on the interest payment dates over the term of the notes.

	Historical Levels of CPI							Hypothetical Interest Rates Based on Historical CPI Levels

	1999	2000	2001	2002	2003	2004	2005	2001	2002	2003	2004	2005	2006

January		168.8	175.1	177.1	181.7	185.2	190.7	5.17%	3.19%	3.04%	3.06%	4.78%	6.52%
February		169.8	175.8	177.8	183.1	186.2	191.8	5.17%	2.84%	3.30%	2.65%	5.28%	5.18%
March		171.2	176.2	178.8	184.2	187.4	193.3	5.08%	2.33%	3.57%	2.82%	4.88%	5.12%
April		171.3	176.9	179.8	183.8	188.0	194.6	5.60%	1.71%	3.90%	2.89%	4.45%
May		171.5	177.7	179.8	183.5	189.1	194.4	5.30%	1.71%	4.47%	2.54%	4.51%
June		172.4	178.0	179.9	183.7	189.7	194.5	4.38%	2.21%	4.53%	2.61%	4.72%
July		172.8	177.5	180.1	183.9	189.4	195.4	4.90%	2.46%	3.34%	3.43%	5.27%
August		172.8	177.5	180.7	184.6	189.5	196.4	5.42%	1.77%	3.09%	4.58%	4.20%
September		173.7	178.3	181.0	185.2	189.9	198.8	4.87%	1.60%	3.17%	4.90%	3.80%
October	168.2	174.0	177.7	181.3	185.0	190.9	199.2	4.08%	2.20%	3.16%	4.49%	4.75%
November	168.3	174.1	177.4	181.3	184.5	191.0	197.6	4.08%	2.70%	3.24%	3.98%	5.46%
December	168.3	174.0	176.7	180.9	184.3	190.3	196.8	3.97%	2.27%	3.48%	3.81%	7.03%

     For example, the hypothetical interest rate payable on the notes for the February 2003 interest payment period would have been 3.30% per annum. This hypothetical interest rate is calculated by inserting the following CPI levels into the interest rate formula described above under “Interest Rate”:

     CPIt = 181.3, which is equal to the CPI level for November 2002, which as the third calendar month prior to the interest reset date of February 2003, would be the reference month; and

     CPIt-12 = 177.4, which is equal to the CPI level for November 2001, the twelfth calendar month prior to the reference month for the interest reset date of February 2003,

181.3 – 177.4
as follows:	3.30%	=		x	1.5
177.4

     For example, the hypothetical interest rate payable on the notes for the February 2003 interest payment period would have been 3.30% per annum. This hypothetical interest rate is calculated by inserting the following CPI levels into the interest rate formula described above under “Interest Rate”:

     CPIt = 181.3, which is equal to the CPI level for November 2002, which as the third calendar month prior to the interest reset date of February 2003, would be the reference month; and

     CPIt-12 = 177.4, which is equal to the CPI level for November 2001, the twelfth calendar month prior to the reference month for the interest reset date of February 2003,

181.3 – 177.4
as follows:	3.30%	=		x	1.5
177.4